UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON OCTOBER 27, 2010

DATE, TIME, AND PLACE:

October 27, 2010, at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Fabio Colletti Barbosa - Vice-Chairman of the Board of Directors; Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Mss. Viviane Senna Lalli - Directors. Absents by justified reasons Mr. Marcial Angel Portela Alvarez – Chairman of the Board of Directors and Messrs. José Manuel Tejón Borrajo and José Antonio Alvarez Alvarez – Directors. The Senior Vice-President Executive Officer Mr. Carlos Alberto López Galán was also attended the Meeting.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 15, paragraph 1 of the Company’s Bylaws, the meeting was chaired by the Vice-Chairman of the Board of Directors, Mr. Fabio Colletti Barbosa, who invited Mss. Flávia Zahr Pace, to act as the Secretary.

AGENDA:

(a) approve the Company’s Financial Statements regarding the 3th quarter of 2010; (b) approve the  Rules of Procedure for the Appointment and Remuneration Committee; and (c) approve the Policy for Disclosure of Material Acts and Facts and for Trading Securities.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matters, and based on the documents submitted to the Directors, which will be filed at the Company’s main place of business, the Company´s Board of Directors, unanimously and without any restrictions, resolved to:

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(a)        Approve, pursuant to article 17, item X, of the Company’s Bylaws, the Company’s Consolidated Financial Statements regarding the 3th quarter of 2010, prepared in accordance with the Brazilian Accounting Practices (“Brazilian GAAP”), set up by the Corporation Act, in addition to the standards of the National Monetary Council, the Brazilian Central Bank, Brazilian Securities & Exchange Commission (“CVM”), National Council of Private Insurance and Superintendence of Private Insurance, when applicable, which were subject to limited revision of the Independent Auditors Deloitte Touche Tohmatsu Auditores Independentes. Furthermore, it was also approved the Condensed Consolidated Financial Statements prepared in a supplementary manner according to the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”), everything as proposed by the Board of Executive Officers, according to the meeting held on October 20, 2010, at 09:00 a.m. The Directors authorized the Board of Executive Officers to take any necessary measure as to release the documents approved herein upon remittance to the CVM, to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias & Futuros and to the Securities and Exchange Commission – SEC;

(b)       Approve the Rules of Procedure for the Appointment and Remuneration Committee, and shall henceforth as of this date, as per Attachment I of this minutes; and

(c)        Approve, pursuant to article 17, item XXV, of the Company’s Bylaws, changes in the Company’s Policy for Disclosure of Material Acts and Facts and for Trading Securities, and shall henceforth as of this date, as per Attachment II of these minutes.

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which after read and approved, was signed by all attended Directors and the Secretary. São Paulo, October  27, 2010. a) Mr. Fabio Colletti Barbosa - Vice-Chairman of the Board of Directors; Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Mss. Viviane Senna Lalli - Directors. Flávia Zahr Pace - Secretary of the Board.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________

Flávia Zahr Pace

Secretary of the Board

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Attachment I

BANCO SANTANDER (BRASIL) S.A.

RULES OF PROCEDURE FOR THE APPOINTMENT AND REMUNERATION COMMITTEE

1. Purpose:

1.1. These Rules of Procedure (“Rules of Procedure”) have the purpose of establishing the general rules in connection with the organization, operation, and structuring of the activities of the Appointment and Remuneration Committee (“Committee”) of Banco Santander (Brasil) S.A. (“Company”).

2. Nature:

2.1. The Appointment and Remuneration Committee is an advisory body whose function is to advise the Company’s Board of Directors on matters in connection with election of members for the Company’s Board of Directors, for the Audit Committee, and for the Executive Office, with the succession plan, with fixed and variable remuneration policies and benefits, with the long-run incentive plan, as well as with evaluation of the administration bodies.

3. Composition:

3.1. The Committee shall be composed of at least three (3) and at most five (5) members, it being understood that at least two members shall be independent, pursuant to the provision under art. 14, Paragraph 3 of the Company’s By-Laws.

3.2. The Committee’s members shall be appointed by the Board of Directors, for a two-year term, reelection being permitted. To nominate the members, the Board of Directors shall consider the technical knowledge and experience of the members appointed to compose the Committee.

3.3. At the same meeting at which the Committee’s members are nominated, the Board of Directors shall appoint the Committee’s Coordinator.

4. Accountability:

4.1. It is incumbent on the Committee with regard to appointment to:

(i) formulate and review the strategy and criteria to be complied with for appointment and evaluation of the members that will compose the Board of Directors, taking into account time and dedication that such candidates shall have available to properly perform their work, and other administrative bodies;

(ii) identify, analyze and suggest candidates to compose the Board of Directors and the Audit Committee, and to hold the positions of Chief Executive Officer, Executive Officers, and Vice-Chief Executive Officer;

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(iii) appraise and follow up the administrators’ succession plan; and

(iv) provide opinions and clarifications to the Board of Directors, whenever requested.

4.2. It is incumbent on the Committee, with regard to remuneration, to:

(i) appraise and propose to the Board of Directors policies of remuneration and of incentive plans for the Company’s administrators, making such policies fit in the results and interests of the Company;

(ii) coordinate the evaluation process of the Board of Directors; (iii) propose criteria for evaluation of the administrators’ performance;

(iv) review the annual remuneration of the administrators and the global remuneration budget proposal thereof; and

(v) provide opinions and clarifications to the Board of Directors, whenever requested.

4.3. It is incumbent on the Committee’s Coordinator to:

(i) send call notice to and be the chairperson at the Committee’s meetings;

(ii) appraise and define the subjects to be discussed at the meetings;

(iii) cause compliance with the Committee’s Rules of Procedure;

(iv) authorize and evaluate matters not included in the meetings agenda; and

(v) report the activities and work carried out by the Committee to the Board of Directors at the first meeting of the Board that is held after the Committee’s meeting.

5. Meetings:

5.1 Frequency

5.1. The Committee shall meet, on an ordinary basis, twice a year, but the meetings may be held more frequently, should the Coordinator so request.

5.2 Call

5.2.1. The calls for the Committee’s meetings shall be issued by the Secretary of the Board of Directors, upon the Coordinator’s request, within the legal time frame in order to allow the members to properly evaluate the matters in the agenda.

5.2.2. The Committee’s Coordinator shall send, whenever possible, together with the agenda, documents that can support the subject matters to be resolved, in order that each member may become properly aware of the matters and have means to debate them.

5.2.3. Whenever all the members are present, it will be possible to hold the Committee’s Meetings notwithstanding any prior call.

5.2.4. The Committee’s Meetings shall only be held with the presence of the majority of its

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members.

5.2.5. The Committee’s meetings shall take place at the Company’s principal place of business or, in the event all members of the Committee so decide, somewhere else. The Committee’s members may further meet by means of conference call, video-conference or by any other similar communication device, and they shall be held in real time, and considered as one sole act.

5.2.6. Whenever the Coordinator needs to be absent or has any temporary impediment, he/she shall be replaced by a different member, chosen by the other ones.

5.3 Operation

5.3.1. The Committee’s meetings shall be attended by one (1) Secretary appointed by the Coordinator and all its resolutions shall be drawn up in the proper book and sent to the Board of Directors for its information.

5.3.2. The Committee’s members may hire, at the Company’s expense and whenever authorized by the Board of Directors, outside advisers or professionals whenever he/she deems it necessary for exercising his/her duties.

5.3.3. With regard to holding the Committee’s Meetings, the Coordinator may call Executive Officers or other collaborators to clarify subjects referring to the departments under their responsibility, as well as to request technical and administrative support from the Company’s executive structure.

5.3.4. After all matters have been discussed, the Committee shall issue an instruction – either favorable or not – concerning approval of the matter by the Board of Directors. Such instruction shall be unanimously decided by the majority of the attending members.

6. Duties:

6.1. In line with the fiduciary duties reviewed under articles 153, 154 , 155, and 245 of the Corporate Law, the Committee’s members shall loyally serve the Company and the other companies of the Grupo Santander Brasil, keep confidential all and any piece of information received because of his/her participation in the Committee, and comply with the provisions of the Company’s Ethic Code.

6.2. The Committee’s members shall not be allowed to participate – directly or indirectly – in the securities trading issued by the Company or related thereto:

(a) before the relevant act or fact occurred in the Company’s businesses has been released to the market;

(b) fifteen (15) days before disclosure of the Company’s quarterly (ITR) and annual (DFP and IAN) information;

(c) if there is intent to perform any take over, total or partial split-off, merger, corporate transformation or reorganization;

(d) during the procedure of acquisition or disposal of the shares issued by the Company, exclusively on the dates on which the Company will be trading.

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7. Remuneration:

7.1. The Board of Directors shall establish the remuneration of the Committee’s members.

8. Miscellaneous:

8.1. These Rules of Procedure may be amended at any time, upon approval of the Company’s Board of Directors.

8.2. In the event of conflict between these Rules of Procedure and the By-Laws, the latter shall prevail.

8.3. The cases that have been omitted shall be solved by the Board of Directors.

*  *  *  *

Rules of Procedure for the Appointment and Remuneration Committee approved at a meeting of the Company’s Board of Directors held on [●].

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Attachment II

POLICY FOR DISCLOSURE OF MATERIAL ACTS AND FACTS

AND FOR TRADING SECURITIES OF

 BANCO SANTANDER (BRASIL) S.A.

SUMMARY.

The Policy for Disclosure of Material Acts and Facts and for Trading Securities of Banco Santander (Brasil) S.A. (“Policy”) governs how the Material Acts and Facts are disclosed, how to keep such information confidential, and the commitment on trading securities issued by Banco Santander (Brasil) S.A. (“Company”), by direct or indirect controlling shareholders, members of boards of directors and of executive offices, members of audit committees, when installed, or by any other statutory bodies with technical or consulting duties, and by certain employees of Santander Brazil Group itself that have access to Material Information, as defined under item I.1.1. and their respective direct dependents. The Policy has been elaborated pursuant to Ruling Nº 358 (“ICVM 358”), dated January 3, 2002, of the Securities Commission (“CVM”).

I. DISCLOSURE OF MATERIAL ACTS AND FACTS

1. LEGAL DEFINITION

1.1. It is deemed to be material any decision made by the controlling shareholder, the General Meeting or the Company’s administrative bodies, or any other act or fact that has taken place or is connected with the Company’s businesses, which may significantly influence: a) the market price of the securities issued by the Company or backed on them; b) the investors’ decision to buy, sell or preserve such securities; and c) the investors’ decision to exercise any rights inherent to holders of securities issued by the Company or or backed on them (“Material Information”)..

2. DUTIES AND RESPONSIBILITIES IN DISCLOSING THE MATERIAL ACT OR FACT

2.1. “The Investor Relations Officer” and the “Linked Persons”, as defined under item 2.3. bellow are responsible for compliance with the duties and obligations regarding the disclosure of the material act or fact.

2.2. It is incumbent on the Investor Relations Officer:

2.2.1. to release to and inform the markets and the qualified entities about any material act or fact occurred with or related to the Company’s businesses of which he/she has become aware of in the exercise of his/her duties or through some notice received from the controlling shareholders, the executive officer, the members of the Board of Directors or of the audit committee, and from any entities with technical or consulting duties under the By-Laws provisions;

2.2.2. to ensure compliance with the extensive and immediate release of the disclosure act or fact and for the simultaneous release thereof to all markets in which the Company’s securities have been admitted for trade;

2.2.3. provide supplementary clarification about the disclosure of the material act or fact to the qualified entities, whenever requested thereby; and

2.2.4. in the event of some atypical fluctuation on pricing, price or quantity traded in securities issued by the Company or related thereto, check with the Linked Persons if they are aware of any information that should be released to the market.

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2.3. The controlling shareholders, executive officers, the members of the Board of Directors   and of the audit committee and of any bodies with technical or consulting duties created pursuant to the By-Laws are deemed to be the “Linked Persons” for purposes of applying such Policy.

2.4. It is incumbent on the Linked Persons to:

2.4.1. inform the Investor Relations Officer about all Material Information of which they become aware of before it has been released to the public;

2.4.2. inform the CVM the material act or fact and/or the information referred to under item 2.2.1 that they have learned on their personal capacity, if the Investor Relations Officer fails in his/her duty to disclose or inform.

2.5. The Linked Persons as well as their employees and the Investor Relations Officer  him/herself shall keep confidential the information in connection with the material act or fact, until it has been released to the market.

3.        DISCLOSURE OF THE MATERIAL ACT OR FACT

3.1.              The document of disclosure of the material act or fact shall be clear and accurate, use wording accessible to the investing public and attend to the provisions set forth by applicable law.

3.2.              The disclosure document of the material act or fact shall be prepared and reviewed  by the following departments: a) Executive Office in charge of the Legal Businesses Department; b) Executive Office in charge of Investor Relations; c) Executive Office in charge of the Compliance Department; and d)  Executive Office involved in the transaction that has triggered the material act or fact.

3.3. On the disclosure document, the material act or fact shall be released to the CVM and to the market(s) in which the securities issued by the Company have been admitted for trade.

3.4. Disclosure of the document of the material act or fact shall occur, whenever possible, before the beginning or after the closing of activities at the stock exchange and at the entities of the organized over-the-counter market in which the securities issued by the Company have been admitted for trade.

3.4.1. In the event the Company’s securities are admitted for simultaneous trade in markets of different countries, whose hours for beginning and closing activities are incompatible, the working hours of the Brazilian market shall prevail for purposes of compliance with item 3.4.

3.5. Should disclosure of the document of the material act or fact be necessary at the time of trading, the Investor Relations Officer may request, always simultaneously to the stock exchange and to the organized over-the-counter entities in which the securities issued by the Company have been admitted for trade, discontinuance of the trading in the securities issued by the Company or related thereto, during the time needed for the proper dissemination of the material information.

3.6. The disclosure documents on the Material Acts and Facts may exceptionally not be released if the controlling shareholders or administrators construe that their release shall place at risk any of the Company’s legitimate interests.

3.7. In the event the material information becomes known – in full or in part – or if there is any atypical fluctuation in pricing, price or quantity regarding the trade of  securities issued by the Company or related thereto, or further, in the event the CVM sets forth the need of disclosure of non-released information pursuant to item 3.6., the controlling shareholders or the administrators shall, themselves or via the Investor Relations Officer, immediately release the respective document with the material act or fact.

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3.8. The disclosure document with the material act or fact published by any means of communication or at the meetings with professional associations, investors, analysts, or selected public, in Brazil and abroad, shall be simultaneously released to the market in which the securities issued by the Company have been admitted for trade;

3.9. The release to the market of a document with a material act or fact shall be carried out by publishing it in a widely circulated newspaper usually used by the Company and known to the shareholders and that are public knowledge to the shareholders.

3.9.1. The disclosure by publication in newspapers, as mentioned under item 3.9, is mandatory and may be accomplished in a compressed way, provided that the addresses are outpointed on the internet where the complete information shall be available to all investors, with the exact wording used in the report sent to the CVM and to the stock exchange and to the organized entities of the over-the-counter market in which the securities issued by the Company have been admitted for trade.

3.10.  In addition to the publication mentioned under item 3.9, the Company may release a document with the material act or fact by the following means: (a)  internet); (b) e-mail; (c) conference call; (d) meeting with professional associations, investors, analysts, and with a selected public;  and (e) by a press release.

4.        CONFIDENTIALITY ON THE INFORMATION IN CONNECTION WITH THE MATERIAL ACT OR FACT

4.1. Mechanisms for controlling confidentiality of the Material Information have the purpose of being more effective in keeping confidential such information until it is released to the market and to the qualified entities.

4.2. The Linked Persons and their employees that, because of the work they do, have privileged access to any Material Information shall keep such information confidential until it is released to the market, as well as to cause compliance therewith in order that their downline employees and any third party they trust shall do the same and be jointly liable therewith in the event of default;

4.2.1. For the purposes of this Policy, among the third parties mentioned under item 4.2 there are included everyone that may know the Material Information, such as advisers, accounting firms, and consultants.

4.2.2. The individual subject to the confidentiality duty that leaves the Company or, in the event of any third party, leaves the business or the project to which the Material Information refers, shall continue being subject to such confidentiality until such information has been released to the market and to the qualified entities.

4.3. The Linked Persons shall adhere to the Policy upon signing a proper instrument pursuant to Exhibit I, as of their entry, engagement, promotion or transfer to the positions described under item 2.3., in which they shall make a statement that they know all the content in the Policy, and so undertake to fully comply therewith. In addition to the Linked Persons,  there shall further expressly adhere to the Policy all the Company’s employees and any third party that, in any way and at any time, should take part in any transaction or trade operation that may trigger the material act or fact.

5.        NONCOMPLIANCE WITH THE POLICY

The Linked Persons and the employees that adhere to the Policy, as well as the Investor Relations Officer that, by any reason whatsoever – commission or omission –, fail to comply with the provision in the Policy, may be warned, have their work discontinued or be fired with cause or removed from their offices by resolution of the Board of Directors, in the case of the Statutory Officer appointed pursuant to the By-Laws; or by resolution of the Chief Executive Officer, in the remaining cases, after the fact has been investigated by a special commission composed of the Investor Relations Officer, the Executive Officers in charge of the Departments of Legal Business, Compliance,

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and Human Resources, and of other representatives that at the time should be nominated by the Chairman of the Board of Directors; and the Office that at any time failed to comply with the Policy shall not be allowed to participate in the special commission, without any adverse effects to any other civil, penal, and financial penalties defined under the regulations in force.

II. SECURITIES TRADING.

1.  The direct and indirect controlling people, members of the board directors and of the executive office, members of audit committees or of any other statutory bodies with technical or consulting duties, and certain employees of the Santander Brazil Group itself that have access to any Material Information, and their respective direct dependents shall:

1.1. refrain from buying or selling, by themselves or via their direct dependents or by using directly or indirectly controlled companies, any securities issued by the Company, or backed on them, as well as their respective derivatives: a) during the time as of the date on which they learn about the Material Information, which may affect the trading of such securities, until the date on which such information is released to the public; b) when there is intention to promote a take over, total or partial split-off, merger, corporate transformation or reorganization; c) during the thirty (30) days elapsed from the date the Company releases the half-yearly and yearly balance sheets until the date that the Company publishes its financial statements and the release of the quarterly information (ITR); and d) during the time elapsed from the date the Company decides to increase its capital, to float new securities, to allot dividends, to grant bonuses, to split or group shares until the Company publishes the respective public notices or announcements thereabout;

1.2. inform the Investor Relations Officer, via the Executive Office in charge of the Compliance Department about any plans to trade in the securities issued by the Company or backed on them, and its derivatives as investment or “disinvestment” within a schedule, as well as about any default on such schedule. The trading plans herein referred to shall comply with art. 15, Paragraph 3, II, of the CVM Ruling 358;

1.3. punctually comply with the legal duty to keep secret about the information in connection with the Company’s material act or fact or about any other company that is a member of the Santander Brazil Group, to which they have privileged access, and refrain from using such information to obtain, for themselves or for any third party, advantages upon trading in the abovementioned securities, exerting every effort to see that their employees and any third party (herein included accounting firms, securities analysts, advisers etc.) keep such information confidential whenever they have privileged access thereto and refrain from using such information to obtain advantages for themselves or for somebody else, under penalty of becoming jointly liable with such employees or third party;

1.4. use, on an exclusive basis, the financial institution of the Santander Brazil Group or similar ones to trade in the securities mentioned under item II, 1.1.

2. The Linked Persons shall further:

2.1. fill out, when joining in, being contracted or promoted or transferred by the Company to the positions listed under item I.2.3, the Adhesion Instrument and an Ownership Interest Statement, pursuant to Exhibits I and II, respectively, which shall be sent to the Executive Offices in charge of the departments of Legal Businesses and Compliance;

2.2. inform all trades with securities issued by the Company and their  derivatives that may be carried out by the Executive Office in charge of the Compliance department, until the fifth (5th) business day after the end

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of the month in which they have taken place in order to send a communiqué to the CVM and the stock exchanges in which the securities issued by the Company have been admitted for trade.

3. The former members of the boards of directors, executive offices, audit committees or any other statutory bodies with technical or consulting duties, who have moved away from the Company before some business or fact that started during their time in office is released to the public, shall not be allowed to trade in securities issued by the Company or their respective derivatives, during the six months following their departure. The prohibition to trade during the six-month term shall stop being applicable at the time the business deal or the fact at issue is released to the public by the Company.

4. The controlling shareholders, executive officers, and members of the Board of Directors shall not be allowed to trade in securities issued by the Company or their respective derivatives, whenever it is in progress the acquisition or disposal of the shares issued by the Company by the Company itself (“Buyout Program”), by its controlled or associated companies or by any other company under their common control, or if there has been granted an option or power of attorney for the same purpose.

4.1. The prohibition above provided for shall not apply in the event the Buyout Program has started with the specific purpose of making feasible the management of the risk brought about the Company’s activities as market maker, and provided that, on the days on which the people listed under item 4 are doing business, the Company will only trade in shares issued by itself to attend to the purposes provided for in the Buyout Program.

5. The commitment of not trading in the abovementioned securities does not include the right of first refusal for subscription regarding shares that have been acquired earlier, in the event it really takes place during the period of time described under items from “a” to “c”  in above item 1.1. On the other hand, it is hereby clarified that such commitment includes the trading carried out by investment funds of which people encompassed by this policy are exclusive shareholders or in which they can influence the trading decisions with regard to their portfolios.

6. Each Executive Office shall cause their employees, whom they believe to be subject to the Policy herein, to inform the Executive Office in charge of the Compliance Department for specific control.

III.  ORDINARY PROVISIONS

The provisions under the Policy are part of a supplementary intern rule to the current Policy and Procedure for Personal Investment and Behavior Code in the Securities Markets in force in the Grupo Santander Brasil, which shall be fully complied with.

* * *

Policy for Disclosure of Material Act or Fact and for Trading  Securities approved at Meeting of the Board of Directors held on [•]

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EXHIBIT I

ADHESION INSTRUMENT

By the instrument herein, [name and identification], holder of Identity Card R.G. Nº [•], enrolled in the National Taxpayers’ Register of the MInistry of Finance - CPF/MF under Nº [•], as [position] of Banco Santander (Brasil) S.A., herein STATES that he/she received a counterpart of the document referred to as POLICY FOR DISCLOSURE OF MATERIAL ACTS AND FACTS AND FOR TRADING SECURITIES OF BANCO SANTANDER (BRASIL) S.A., approved at the Meeting of the Company’s Board of Directors, held on October 27, 2007, of which he/she is fully aware, and hereby undertakes to fully comply with the rules therein contained.

São Paulo (SP), [•][•] [•].

_______________________

(a)

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EXHIBIT II

REPRESENTATION

1.  [name and identification] as [position] of BANCO SANTANDER (BRASIL) S.A. (“Company”), I hereunder REPRESENT, in compliance with the rule under art. 157 of Law Nº 6404/76 and Ruling Nº 358 of the Securities Commission, the quantity, the characteristics and ways to acquire the securities or related thereto, issued by the Company and by the companies held by the Grupo Santander Brasil, which are owned by me, by my  spouse/companion, by the dependents  included in my annual tax return on revenue and of companies controlled by me or that directly or indirectly depend on me:

I – Taxpayer
1. [company’s name]	[Shares and/or Derivatives Amount/Kind/Class]	[Other Securities and/or Derivatives Amount/Kind]	[Means and date of acquisitions]
II – Spouse/companion
1. [company’s name]	[Shares and/or Derivatives Amount/Kind/Class]	[Other Securities and/or Derivatives Amount/Kind]	[Means and date of acquisitions]
III – Dependents included in the Personal Tax Return
1. [company’s name]	[Shares and/or Derivatives Amount/Kind/Classe]	[Other Securities and/or Derivatives Amount/Kind]	[Means and date of acquisitions]
IV – Companies of which the entities under above I, II, and III are directly or indirectly controlling companies
1. [company’s name]	[Shares and/or Derivatives Amount/Kind/Class]	[Other Securities and/or Derivatives Amount/Kind]	[Means and date of acquisitions]

2. I hereby undertake the commitment to inform the Executive Office in charge of the Compliance Department, any changes in the positions informed hereby until the fifth (5th) business day after the end of the month in which it took place, outpointing the quantity, characteristics, means, price, and date of transactions.

São Paulo-SP, [•], [•][•].

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 27, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer